IN THE MATTER OF

                      FILE NO. 70-9677

             SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.   20549

       CERTIFICATE OF NOTIFICATION PURSUANT TO RULE 24

                            UNDER

       THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
             ___________________________________


 Allegheny Energy, Inc.        Allegheny Energy Supply Company, LLC
 10435 Downsville Pike         R.R. 12, P.O. Box 1000
 Hagerstown, MD  21740         Roseytown, Penna. 15601

 West Penn Power Company       Allegheny Energy Service Corporation
 800 Cabin Hill Drive          10435 Downsville Pike
 Greensburg, PA  15601         Hagerstown, MD  21740

 Monongahela Power Company     The Potomac Edison Company
 1310 Fairmont Avenue          10435 Downsville Pike
 Fairmont, West Virginia 26554 Hagerstown, MD 21740

              Allegheny Ventures, Inc.
              10435 Downsville Pike
              Hagerstown, MD  21740

        THIS IS TO CERTIFY THAT in accordance with the terms and conditions of, and for the purposes represented by, the Application/Declaration referenced herein and the related Orders of the Securities and Exchange Commission with respect thereto, Applicants have carried out the transactions listed below:

      1. Holding Co. Release No. 27199, Allegheny Energy Supply Company, LLC, on March 15, 2001, sold $400,000,000 of its medium-term notes at an interest rate of 7.80% due March 15, 2011 to Salomon Smith Barney, Banc of America Securities LLC, JPMorgan, Mellon Financial Markets LLC, and SunTrust Equitable Securities Corporation.

        This Certificate of Notification is filed pursuant to the Commission's Order in this proceeding after the end of the six months during which the above-described transactions were consummated. Further Certificates of Notification will be filed as to the carrying out of any future transactions under authorization of the aforesaid Order and "past tense" opinions of counsel as to all of the transactions authorized by the Order will be filed at the time the last of such transactions has been carried out.

                             ALLEGHENY ENERGY, INC.

                             /s/ MARLEEN BROOKS

                             Marleen Brooks
                             Secretary of Allegheny Energy, Inc.




Date: March 27, 2001